UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   STRACHAN, HARRY L.
   ENERGIZER HOLDINGS, INC.
   533 MARYVILLE UNIVERSITY DRIVE
   ST. LOUIS, MO  63141

2. Issuer Name and Ticker or Trading Symbol
   Energizer Holdings, Inc. (ENR)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/5/02

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VICE PRESIDENT AND
   GENERAL COUNSEL

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Energizer Holdings, Inc. Common Stock         11/05/02    M        20,000 (1)    A  $30.0000                    D  Direct
Energizer Holdings, Inc. Common Stock         11/05/02    S        20,000 (1)    D  $30.0000     13,115         D  Direct
Energizer Holdings, Inc. Common Stock                                                            3,652          I  By 401(k)


Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $17.0000        11/05/02       M                          20,000 (1)       05/08/01     05/07/10
5/08/00
Phantom Stk Units in Deferred
Compensation Plan  CM
Phantom Stock Units in Deferred
 Compensation Plan
Phantom Stock Units in
Executive Savings Investment
Plan
Restricted Stock Equivalents


Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Non-Qualified Stock Option     11/05/02  Energizer Holdings, Inc.       20,000        $30.0000    180,000       D   Direct
5/08/00                                   Common Stock
Phantom Stk Units in Deferred            Energizer Holdings, Inc.       546                       546           D   Direct
Compensation Plan  CM                     Common Stock
Phantom Stock Units in Deferred          Energizer Holdings, Inc.       12,020                    12,020        D   Direct
 Compensation Plan                        Common Stock
Phantom Stock Units in                   Energizer Holdings, Inc.       2,009                     2,009         D   Direct
Executive Savings Investment              Common Stock
Plan
Restricted Stock Equivalents             Energizer Holdings, Inc.       20,000                    20,000        D   Direct
                                          Common Stock

Explanation of Responses:

(1)
Non-Qualified Stock Option exercise, and sale of the shares acquired, was made pursuant to a 10b5-1 plan.

SIGNATURE OF REPORTING PERSON
/S/ STRACHAN, HARRY L.
DATE 11/06/02